Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Clementia Pharmaceuticals Inc. (the "Company")
4150 Ste-Catherine Street West, Suite 550
Montreal, QC H3Z 2Y5

Item 2	Date of Material Change

February 24, 2019

Item 3	News Release

A joint press release describing the material change was issued by the Company and Ipsen S.A. ("Ipsen") and was disseminated via Reuters, PR Newswire, and Canada Newswire on February 25, 2019.

Item 4	Summary of Material Change

On February 25, 2019, the Company and Ipsen announced that they had entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which Ipsen has agreed to acquire, through a wholly-owned subsidiary (the "Purchaser"), by way of a statutory plan of arrangement (the "Arrangement") under the Canada Business Corporations Act (the "CBCA"), all of the issued and outstanding common shares of the Company for US$25.00 per share in cash upfront, plus the issuance of contingent value rights ("CVRs") which will entitle the holders thereof to an additional payment of US$6.00 per CVR if a specific regulatory milestone is achieved.

Item 5	Full Description of Material Change

On February 24, 2019, the Company entered into the Arrangement Agreement pursuant to which Ipsen, through a wholly-owned subsidiary, has agreed to acquire, by way of a statutory plan of arrangement under the CBCA, all of the issued and outstanding common shares of the Company in exchange for US$25.00 per share in cash upfront, plus the issuance of one CVR per share.

The CVRs will entitle the holders thereof to receive US$6.00 per CVR upon the FDA's acceptance, on or prior to December 31, 2024, of submission of a New Drug Application (NDA) for palovarotene as developed under IND 135403 based on the results of the Phase II/III clinical trials being conducted by the Company as of the date of the Arrangement Agreement for the treatment of multiple osteochondromas with no additional Phase II/III clinical trials required for the submission of the NDA other than post-approval trials. The CVRs will be governed by the contingent value rights agreement to be entered into among Ipsen and a rights agent (the "CVR Agreement"), will not be assignable or transferable by the holders thereof, and will not be listed on an exchange.

The Arrangement has been unanimously approved by the Company's board of directors (the "Board") following receipt of a unanimous recommendation from a transaction committee composed entirely of independent directors (the "Transaction Committee").

The Transaction Committee is comprised of the following independent directors: Dr. David P. Bonita, Pierre Legault and Dr. Francois Nader The Transaction Committee and the Board were advised by Morgan Stanley & Co. LLC, who provided the Board with an opinion to the effect that, as of February 24, 2019 and based upon and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by the shareholders of the Company (the "Shareholders") was fair, from a financial point of view, to the Shareholders (the "Fairness Opinion"). The Transaction Committee, in unanimously recommending that the Board approve the Arrangement, and the Board, in unanimously determining that the Arrangement is in the best interests of the Company and is fair to the Shareholders, considered and relied upon a number of factors which will be outlined in public filings to be made in connection with the Arrangement. These factors include the Fairness Opinion, a copy of which will be included in the management information circular to be mailed to Shareholders in connection with the special meeting of Shareholders anticipated to be held in April, 2019 to approve the Arrangement.

To be implemented, the Arrangement requires the approval of at least 66 2/3% of the votes cast by all Shareholders. The Arrangement will also require approval by a simple majority of votes cast of disinterested Shareholders (excluding for purposes of such vote the votes attached to the shares owned by Dr. Clarissa Desjardins, the Company's Founder and Chief Executive Officer, who may be considered as receiving a "collateral benefit" in connection with the Arrangement, as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). The Arrangement is also subject to court approval and the satisfaction of other customary closing conditions. Further details regarding the applicable voting requirements, the court approval to be obtained and other closing conditions to be satisfied, will be contained in the management information circular to be mailed to Shareholders in connection with the Arrangement.

In connection with the Arrangement, OrbiMed Private Investments IV, LP, being the largest Shareholder (which as at February 24, 2019 beneficially owned or exercised control over 27.5% of the issued and outstanding shares of the Company), and directors and executive officers of the Company who, as at February 24, 2019, beneficially owned or exercised control over 3.2% of the issued and outstanding shares of the Company in the aggregate, have each entered into a support and voting agreement pursuant to which they have each agreed to vote their respective shares in favour of the Arrangement (the "Support and Voting Agreements").

The Arrangement Agreement contains a non-solicitation covenant on the part of the Company, subject to customary "fiduciary out" provisions, and a right in favour of Ipsen to match any superior proposal. A termination fee of US$35 million (the "Termination Fee") is payable to Ipsen in certain circumstances, including if it fails to exercise its right to match in the context of a superior proposal supported by the Company.

In addition, if the Arrangement Agreement is terminated upon failure to obtain requisite shareholder approval, and such termination (a) does not result from a breach by Ipsen or the Purchaser and (b) does not require the payment of the Termination Fee, an expense reimbursement fee of US$4 million would be payable by the Company to the Purchaser, as reimbursement for out-of-pocket costs incurred by the Purchaser.

The foregoing description of the Arrangement Agreement, the Support and Voting Agreements and the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement (to which a form of CVR Agreement is attached as a schedule) and the Support and Voting Agreements, which will be made available under the profile of the Company at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Company's Form 6-K to be filed with the SEC.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information:

Steve Forte
Chief Financial Officer
Phone: 514-940-3610

Item 9	Date of Report

February 25, 2019